July 29, 2019

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Eric Atallah
Kevin Kuhar
Thomas Jones
Heather Percival

Re:    Restoration Robotics, Inc.

Registration Statement on Form S-4

Filed on June 7, 2019

CIK No. 0001409269

Ladies and Gentlemen:

On behalf of our client, Restoration Robotics, Inc. (the “Company”), we are hereby filing an Amended Registration Statement on Form S-4 (the “Registration Statement”). The Company previously filed a Registration Statement on Form S-4 on June 7, 2019 (the “Filed Registration Statement”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Filed Registration Statement received on July 3, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of the Registration Statement, including copies which have been marked to show changes from the Filed Registration Statement, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

July 29, 2019

Cover Page

1.	Please limit your prospectus cover page to one page. See Item 501(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the prospectus cover page accordingly.

2.

Please disclose on the cover that there is no adjustment to the number of shares of Restoration common stock to be issued in the merger and the market value of the shares of Restoration common stock could vary significantly from the market value as of the date of the proxy statement/prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the prospectus cover page accordingly.

Voting Agreements, page 12

3.

We note your reference to the agreements to vote. We also note the irrevocable proxy like in section 1.4 of exhibit 10.34. Given those agreements, please provide us your analysis supporting your conclusions regarding whether offers and sales of the securities registered for sale have already been made and completed. For guidance, see the Division of Corporation Finance’s Securities Act Sections Compliance and Disclosure Interpretation 239.13 available on the Commission’s website.

Response: The Company respectfully acknowledges the Staff’s comment as well as the Staff’s guidance set forth in Compliance and Disclosure Interpretation 239.13 (“C&DI 239.13”) that offers and sales of an acquiror’s securities cannot be made and completed privately before the business combination transaction is presented to non-affiliated security holders for their vote. For reference, the Company notes that the voting agreement filed as exhibit 10.34 to the Registration Statement is by and between Venus Concept and certain stockholders of the Company (the “Venus Concept Voting Agreement”) and the voting agreement filed as exhibit 10.33 to the Registration Statement is by and between the Company and certain stockholders of Venus Concept (the “Restoration Robotics Voting Agreement”).

The Company believes that C&DI 239.13 does not apply to the Venus Concept Voting Agreement because none of the Company’s stockholders that are party to the Venus Concept Voting Agreement are receiving securities of the Company pursuant to the merger. The only securities of the Company being offered and sold (within the meaning of Rule 145) pursuant to the merger are the shares of the Company’s common stock covered by the Registration Statement, all of which are to be issued to shareholders of Venus Concept.

The Company believes that it is appropriate to register the issuance of the Company’s shares to shareholders of Venus Concept pursuant to the Registration Statement because the merger and the Restoration Robotics Voting Agreement satisfy the conditions provided in C&DI 239.13, which is consistent with the Staff’s interpretive guidance as described in Release No. 33-7606A, for the following reasons:

•	the voting agreements only involve executive officers or holders of 5% or more of the voting equity securities of Venus Concept (each of which are identified in response to comment number 4);

•	the Venus Concept shareholders that have signed the voting agreements collectively own less than 100% of the voting equity of Venus Concept; and

•

at the Venus Concept shareholder meeting, Venus Concept shareholders will have the opportunity to vote on the merger, including Venus Concept shareholders who have not signed the Restoration Robotics Voting Agreement and would be ineligible to purchase in a private offering.

As disclosed in the Registration Statement, Venus Concept will hold a shareholder meeting in order to obtain the requisite shareholder approval necessary to approve the merger. Accordingly, the Company believes that the merger and the Restoration Robotics Voting Agreement clearly fall within the conditions provided in C&DI 239.13 and that the issuance of the Company’s common stock to Venus Concept shareholders on a registered basis is appropriate.

4.	Please identify or tell us the nature of the holdings of the parties who have entered into the Restoration Voting and Lock-Up agreements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that of the seven parties who entered into the Restoration Robotics Voting Agreement and Lock-Up Agreements, one is an executive officer of Venus Concept: Domenic Serafino, Chief Executive Officer. The remaining six parties who entered into the Restoration Robotics Voting Agreement and Lock-Up agreements are 5%+ shareholders of Venus Concept: Venus Technologies Ltd., Longitude Venture Partners II, L.P., entities affiliated with Aperture Venture Partners, entities affiliated with Madryn Health Partners, HealthQuest Partners II, L.P. and entities affiliated with EW Healthcare Partners.

The Company also advises the Staff that of the twelve parties who entered into the Venus Concept Voting Agreement and Lock-Up agreements, nine are executive officers and/or directors of the Company, each of whom hold equity securities of the Company in his/her individual capacity: Ryan Rhodes the President, Chief Executive Officer and a member of the board of directors, Mark Hair the Chief Financial Officer, Gabe Zingaretti the former Chief Operating Officer, and Keith Sullivan, Frederic Moll, Jeffrey Bird, Craig Taylor, Gil Kliman and Shelley Thunen each of whom are members of the board of directors. The remaining three parties who entered into the Venus Concept Voting Agreement and Lock-Up agreements are 5%+ stockholders affiliated with directors who were investors in the Company prior to its initial public offering: InterWest Partners IX, LP (affiliated with director Gil Kliman), entities affiliated with Alloy Ventures (affiliated with director Craig Taylor), and Sutter Hill Ventures (affiliated with director Jeffrey Bird).

July 29, 2019

Material U.S. Federal Income Tax Consequences, page 15

5.

Here and throughout your document, as appropriate, please provide unequivocal disclosure regarding the material tax consequences rather than what the tax consequences may be and include an appropriate opinion of counsel opining on the material tax consequences. If counsel is unable to provide a firm opinion, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In this case, the disclosure should describe the degree of uncertainty and include risk factor disclosure setting forth the risks to investors due to the uncertainty. Refer to Staff Legal Bulletin No. 19 (October 2011).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 15 and 119 of the Registration Statement accordingly. The Company also notes that Reed Smith LLP, counsel to Venus Concept Ltd., will provide a tax opinion to Venus Concept, a form of which is filed as Exhibit 8.1 to the Registration Statement.

If the merger is not completed, page 30

6.	Please include a separate risk factor to highlight the risk mentioned in the second paragraph of this section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 31 of the Registration Statement accordingly.

The certificate of incorporation of the combined company, page 38

7.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will ensure that investors will be informed in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 38 of the Registration Statement to make clear that the Court of Chancery of the

July 29, 2019

State of Delaware exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The Company has also revised its disclosure on page [39] of the Registration Statement to indicate that the enforceability of the federal court choice of forum provision for Securities Act claims has been challenged. The Company undertakes to include substantially similar disclosure with regard to its choice of forum provisions, to the extent the provisions remain applicable, in its future Securities Act and Exchange Act filings in which these provisions are addressed.

Venus Concept’s subscription-based model exposes Venus Concept to the credit risk, page 42

8.	Please include a separate risk factor to highlight the risk mentioned in the second paragraph of this section and provide more specificity regarding the allegations against you.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 42 of the Registration Statement accordingly.

A subsidiary of Venus Concept has received a letter of inquiry, page 51

9.	Please disclose, if material, the percentage of your revenue from the product mentioned in the first sentence of this section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 52 of the Registration Statement accordingly.

Venus Concept’s products and services and any future products or services, page 71

10.	Please disclose, if material, the percentage of your revenue from the patents mentioned in the second paragraph of this section.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the revenue generated by the patents mentioned in the second paragraph of the risk factor on page 71 of the Filed Registration Statement, does not represent a material amount of Venus Concept’s total revenue for the year ended December 31, 2018 or the three months ended March 31, 2019.

Background of the Merger, page 82

11.	Please revise the disclosure on page 86 to indicate the basis for the percentage ownership of the combined company that was proposed on January 21, 2019.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 87 of the Registration Statement accordingly.

July 29, 2019

12.

Please revise to disclose in greater detail the negotiations regarding the material terms, such as the amount of financing, the termination fee, the number of representatives from Venus Concepts and Restoration to be on the board of directors of the combined company, the exchange ratio and the percentage ownership of current Venus Concepts and Restoration shareholders in the combined company. For example, did the amount of financing that would occur immediately following the transaction materially differ from the amounts mentioned in Proposal 2 and did Restoration propose a counter offer between January 21, 2019 and February 16, 2019.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 88-90 of the Registration Statement. In regards to the amount of the financing that would occur immediately following the transaction, the Company respectfully advises that the amount of financing did not materially differ from the amounts mentioned in Proposal 2 and the Company did not propose a counter offer to this amount after February 16, 2019.

Restoration Robotics Reasons for the Merger, page 89

13.

Please quantify, if practicable, the disclosure in this section and on pages 94-96 the reasons for the merger, such as the amount of the liquidation value and the transaction costs mentioned on pages 91 and 93, respectively.

Response: The Company respectfully advises the Staff that it is not practicable for the Company to accurately quantify the disclosures in this section with a level of accuracy sufficient to provide meaningful information to investors. In particular, the liquidation value of the Company is wholly dependent on what a particular buyer in a public auction may pay for the Company’s assets, which is highly dependent on that buyer’s needs and resources, among a multitude of factors. In addition, the estimated transaction costs are dependent on a number of factors, including, among other things, whether litigation arises, which remains unknown, the scope of the Staff’s review, and the outcome of the shareholder vote potentially necessitating an adjournment or postponement of the special meeting. As such, the Company respectfully advises the Staff that any additional quantitative disclosures in this section would be highly speculative, possibly inaccurate and potentially misleading to investors.

14.	Please revise this section and the disclosure on pages 94-96 to discuss in more detail the synergies mentioned in the first bullet point on page 35 or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 91 and 96 of the Registration Statement accordingly.

Opinion of Restoration Robotics Financial Advisor, page 96

15.	Please supplementally provide us with all materials, including board books, provided by the financial advisor to either the Restoration or Venus Concepts boards.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that all materials, including board books, provided by SVB Leerink LLC (“SVB

July 29, 2019

Leerink”) to the Company’s board of directors have been furnished supplementally to the Staff by Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to SVB Leerink, under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, concurrent with the filing of the Registration Statement In accordance with such Rule, counsel to SVB Leerink has requested that these materials be promptly returned or destroyed following completion of the Staff’s review thereof. By separate letter, counsel to SVB Leerink has also requested confidential treatment of these materials pursuant to the provisions 17 C.F.R. § 200.83. The Company advises the Staff that, to its knowledge, no materials were provided by the financial advisor to the Venus Concept board of directors.

16.

Please disclose the management projections use by the financial advisor to perform the analysis disclosed in this section or advise us why you do not believe they are material to the understanding of your fairness opinion disclosures.

Response: The Company respectfully acknowledges the Staff’s comment and submits that the management projections are not material to the understanding of our fairness opinion disclosures. In connection with preparing its fairness opinion, SVB Leerink conducted a number of financial analyses and considered a number of factors as set forth in the Filed Registration Statement beginning on page 96. These financial analyses included: (i) an evaluation of selected publicly traded companies to derive a revenue multiple range of the Company based on Wall Street consensus estimated 2019 and 2020 revenues for the Company to derive an implied equity value range; (ii) an evaluation of selected precedent transactions to derive a revenue multiple range of the Company based on Wall Street consensus 2019 and 2020 revenues for the Company to derive an implied equity value range, (iii) a discounted cash flow analysis utilizing the Company’s forecasts to derive an implied equity value range for the Company; (iv) an evaluation of selected medical device initial public offerings to derive an implied equity value range for Venus Concept; (v) an evaluation of selected publicly traded companies to derive a revenue multiple range of Venus Concept to derive an implied equity value range; and (vi) a discounted cash flow analysis utilizing Venus Concept’s forecasts to derive an implied equity value range for Venus Concept. Of these financial analysis, only the discounted cash flow analysis utilized management’s projections in order to derive the implied equity values. In addition to only being used in only one of the valuation methodologies, the Registration Statement sets forth the actual ranges of per share equity values resulting from the discounted cash flow analyses, thus rendering the inputs to the calculations unnecessary to understand the comparability of equity valuation ranges. Further, as set forth on page 108 of the Filed Registration Statement, SVB Leerink did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, SVB Leerink made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. As such, the Company does not believe the actual management projections will provide an investor with any additional meaningful information by which to understand the result of the discounted cash flow analyses nor the understanding of the fairness opinion more generally.

July 29, 2019

Finally, as disclosed in the Registration Statement, the Company does not, as a matter of course, publicly disclose projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. The further from the present such projections are made, the more uncertain, unpredictable and subjective they become. In light of the fact that (a) management’s projections were used in only one of the valuations analyses and that the actual derived equity value range are set forth in the Registration Statement, (b) multiple analyses and factors were considered by SVB Leerink in rendering its fairness determination and no one factor or analysis was dispositive, and (c) management does not publicly provide financial projections for which investors’ could compare the projections provided to SVB Leerink, the Company believes that the management projections are not material to an understanding of the fairness opinion disclosures.

Material U.S. Federal Income Tax Consequences of the Merger, page 117

17.	Please revise the disclosure in the second paragraph of this section to clarify why the discussion does not address Medicare contribution tax on net investment income.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 122 of the Registration Statement accordingly.

The Merger Agreement, page 122

18.

We note your disclosure in the first paragraph of this section that the merger agreement is not intended to provide any other factual information. Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 124 of the Registration Statement accordingly.

Market Overview, page 191

19.	Please tell us whether you commissioned any of the third-party data presented in your filing.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Venus Concept has not commissioned any of the third-party reports cited in the Market Overview section beginning on page 193 of the Filed Registration Statement. Venus Concept notes that it is a sponsor of the American Society of Plastic Surgeons and pays an annual fee.

July 29, 2019

Clinical Developments, page 214

20.	Please tell us whether the clinical studies have revealed any material disadvantages.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that while the clinical studies sometimes discuss topics for further research or study limitations, the studies did not find any material disadvantages compared to similar products.

Liquidity and Capital Resources, page 245

21.	Please disclose the revenue and liquidity covenants mentioned in the sixth paragraph of this section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 242 of the Registration Statement accordingly.

Venus Concept Consolidated Financial Statements Consolidated Statements of Cash Flows, page F-9

22.

Please revise the statement to remove the sub-total you present before showing changes in operating assets and liabilities, as this sub-total is not contemplated in ASC 230-10-45-31. Further, the amounts appear to be non-GAAP financial measures, which Item 10(e)(1)(ii)(C) of Regulation S-K prohibits you from presenting on the face of your financial statements or in the accompanying notes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-9 of the Registration Statement accordingly.

Note 2 – Significant Accounting Policies (i) Inventories, page F-14 and F-15

23.

We note that your demonstration units are classified as inventory on your balance sheet. Please tell us your accounting policy for demonstration units, including the useful life of the units and if amortization expense related to your demonstration units is recorded in your statement of operations. Also tell us if you loan demonstration units to customers and, if so, how you account for those transactions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Venus Concept’s demonstration units are accounted for under its inventory accounting policy as the demonstration units are available for sale. Although the demonstration units are held by sales representatives at their respective locations as opposed to being held at Venus Concept’s warehouses, they are available for sale at any time under the same general pricing guidelines and policies as other units. As a matter of practice, demonstration units are generally sold within six months (at a profit) and are replaced with new demonstration units. As demonstration units are part of inventory, they are not amortized. Demonstration units are not loaned to customers. With respect to the refurbishment of systems referred to in Significant Accounting Policies (i) Inventories, page F-14 and F-15 of the Filed Registration Statement, this refers to used and refurbished units, not demonstration units. The Company has revised the disclosure on page F-14 and F-15 of the Registration Statement to clarify this by removing the language.

July 29, 2019

(p) Stock- based compensation, page F-17

24.	Please revise to disclose how management determines the fair value of common shares underlying your stock-option grants.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-17 of the Registration Statement accordingly.

(q) Revenue Recognition (i) Leases, page F-18

25.

We note from your disclosures on page 194 that customers in good standing have the option of upgrading to the newest available or alternative technology throughout the subscription period. Please describe to us in greater detail the material terms of your lease agreements which allow for the upgrade. Explain how you account for both the right to upgrade and the actual exchange of equipment citing the authoritative accounting literature upon which you are relying. Revise the filing to also provide enhanced disclosure of the related accounting policy.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Venus Concept’s lease agreements do not contractually obligate Venus Concept to provide the newest available or alternative technology; rather, Venus Concept offers such upgrades on an ad-hoc basis, at its discretion, and when doing so provides an additional economic benefit to Venus Concept. Venus Concept offers upgrades to customers in good standing as an informal means of enhancing existing customer relationships and to provide these customers with the opportunity to utilize more advanced technologies in the course of providing their services. When Venus Concept provides an upgrade, remaining payments under the initial lease agreement are forgiven, the initial lease agreement is cancelled, the equipment covered by the initial lease is returned by the customer to Venus Concept, and a new lease agreement covering the upgraded equipment is executed.

Venus Concept did not consider the upgrade offer to be a separate deliverable at the inception of the lease on the basis that:

a)	There is no explicit or implicit requirement that obligates Venus Concept to provide the upgrade:

•	The customer agreement does not contain a contract provision that conveys such right; and

•

The infrequent instances of upgrade offers (2.3% of total systems delivered in 2018 and 1.1% of total systems delivered in the year-to-date 2019 period) did not establish a business practice to offer upgrades nor create an expectation by the customers to receive upgrades.

July 29, 2019

b)

The potential upgrade offer has nominal value to the customer given no concessions are expected to be given to the customers in the event of an upgrade offer. Based on Venus Concept’s internal guidelines, upgrade offers can only be made when the following conditions exist:

•	Customer is in good standing (i.e. there is no overdue receivable balance);

•	The fair value of the returned equipment is greater than the then-current receivable balance; and

•	No discounts will be offered on the new lease.

For the reasons above, Venus Concept did not allocate any portion of the lease consideration to the potential upgrade offer. In addition, Venus Concept evaluated whether the upgrade offer has any implication on its lease classification in accordance with ASC 840-10-25-41 and 25-42. On the basis that no concessions are expected to be given in the event of an upgrade, Venus Concept concluded that the upgrade offer would not preclude its leases from being classified as sales-type lease (provided the capital lease criteria are met) given the upgrade offer is not expected to result in any important uncertainties surrounding the amount of unreimbursable costs yet to be incurred by Venus Concept under the lease (ASC 840-10-25-42(b)).

With respect to the actual upgrades, Venus Concept accounts for these transactions in accordance with ASC 840-30-40-7 and ASC 840-10-25-42 and 25-43. With respect to the original lease and consistent with the requirements set forth in ASC 840-30-40-7, Venus Concept removes the net investment attributable to the original lease from the accounts, records the leased asset at the lower of its original cost, present fair value, or present carrying amount, and charges the net adjustment to income in the period. With respect to the new lease agreement, Venus Concept applies the guidance set forth in ASC 840-10-25-42 and 25-43 when determining the proper accounting for the transaction.

The Company respectfully acknowledges the Staff’s request for enhanced disclosure and advises the Staff that while Venus Concept offers upgrades to certain customers in good standing on an ad-hoc basis, this practice is sufficiently infrequent so as not to warrant further disclosure in the consolidated financial statements.

Unaudited Pro Forma Combined Financial Statements Unaudited Pro Forma Condensed Combined Balance Sheet March 31, 2019, page F-71

26.

We note that in your pro forma balance sheet the long term deferred tax assets of Venus Concept have been reclassified to long term deferred tax liabilities. Please tell us the purpose of this reclassification and explain how you considered ASC 740-10-45-6 in your presentation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-71 of the Registration Statement accordingly.

July 29, 2019

Note 4 – Accounting for the Merger, page F-75

27.

We note that intellectual property has been assigned a fair value of approximately $12.3 million and an economic life of 8 years. Please revise your filing to disclose how you determined the fair value and useful lives assigned to intellectual property, including any significant uncertainties associated with valuations and useful lives.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-75 of the Registration Statement accordingly.

Note 6 – Pro Forma Adjustments, page F-78

28.

We note that adjustment C. reflects the application of purchase accounting and eliminates the historical stockholders’ equity balances of Restoration Robotics. Please revise to disclose the gross impact of these adjustments.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-78 of the Registration Statement accordingly.

Exhibits

29.	Please file as exhibits the amendments to the debt facility mentioned at the top of page 83 and in the fifth paragraph on page 87.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the First Amendment to the Loan and Security Agreement, dated June 29, 2018, and the Third Amendment to the Loan and Security Agreement, dated February 13, 2019, that are referenced in the Registration Statement were previously filed with the Commission and were included in the exhibit index to the Filed Registration Statement as exhibit numbers 10.30 and 10.32, respectively.

30.	Please revise your exhibit index to mark which exhibits pertain to the second footnote on page II-8.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that exhibits numbered 10.7, 10.8, 10.9, 10.29, 10.30, 10.31 and 10.32 in the exhibit index to the Filed Registration Statement include the second footnote and pertain to that second footnote as confidential treatment has been requested or granted to such exhibits.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

July 29, 2019

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Ryan Rhodes, Restoration Robotics, Inc.

Mark Hair, Restoration Robotics, Inc.

Tuan Le, Restoration Robotics, Inc.

Phillip S. Stoup, Latham & Watkins LLP

Domenic Della Penna, Venus Concept Ltd.

Danielle Carbone, Reed Smith LLP